SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

DATE OF REPORT (DATE OF EARLIEST EVENT REPORTED): **MAY 2, 2008**

THE ARISTOTLE CORPORATION
(EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

DELAWARE	**0-14669**	**06-1165854**
(STATE OR OTHER JURISDICTION OF INCORPORATION)	(COMMISSION FILE NUMBER)	(I.R.S. EMPLOYER IDENTIFICATION NO.)

96 CUMMINGS POINT ROAD, STAMFORD, CONNECTICUT
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

06902
(ZIP CODE)

(203) 358-8000
(REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02 Results of Operations and Financial Condition.

On May 2, 2008, The Aristotle Corporation issued a press release announcing financial results for the quarter ended March 31, 2008.

Item 9.01 Financial Statements and Exhibits

(d)   Exhibits

Exhibit 99.1 - Press release of The Aristotle Corporation, dated May 2, 2008.

The information in this Form 8-K and the Exhibit attached hereto shall not be deemed filed for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, unless expressly set forth by specific reference in such filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE ARISTOTLE CORPORATION
(Registrant)

By: /s/ H. William Smith

Name: H. William Smith
Title: Vice President, General Counsel
            and Secretary

Date: May 2, 2008

EXHIBITS

Exhibit 99.1 Press release issued May 2, 2008.

Exhibit 99.1

For Immediate Release   News Release

Contacts:
Bill Smith or Dean Johnson
The Aristotle Corporation
Phone: (203) 358-8000 or (920) 563-2446
Fax: (203) 358-0179 or (920) 563-0234
wsmith@ihc-geneve.com
int@enasco.com

The Aristotle Corporation Announces
2008 First Quarter Results

Stamford, CT, May 2, 2008 - The Aristotle Corporation (NASDAQ: ARTL; ARTLP) announced today its results of operations for the quarter ended March 31, 2008.

First Quarter 2008 Results

For the quarter ended March 31, 2008, net earnings applicable to common stockholders increased 20.5% to $2.8 million, or $.16 per diluted common share, compared to $2.4 million, or $.13 per diluted common share, for the quarter ended March 31, 2007 (weighted average common shares outstanding were 18.0 million for the first quarter of 2008 versus 17.5 million for the same period in 2007). Earnings before income taxes increased 8.9% to $8.0 million for the current quarter from $7.4 million for last year's quarter. The results of operations for the quarter ended March 31, 2008 were generated from net sales of $50.4 million, which increased 4.6% compared to $48.2 million in net sales for the quarter ended March 31, 2007.

Steven B. Lapin, Aristotle's President and Chief Operating Officer, stated, "I am pleased to report the solid sales and earnings performance for the first quarter of 2008. The educational segment revenues increased 4.8% compared to the same quarter last year, and the commercial segment experienced a 3.3% increase; this balanced growth confirms the Company's approach to market the right product with the right value to its customer base. At the same time, effective management efficiencies held the increase in selling and administrative expenses to less than 2%."

Dean T. Johnson, Aristotle's Chief Financial Officer, commented, "Working capital was $86.2 million at March 31, 2008, compared to $70.3 million at March 31, 2007. Inventory levels related to strategic purchasing activities accounted for $4.5 million of the change in working capital. Substantially all of the remaining increase in working capital was attributed to the aggregate increase in marketable securities and other liquid investments to $27.1 million at March 31, 2008 from $15.0 at the same date last year. The Company maintains a strong and liquid financial position; stated stockholders' equity increased $20.9 million to $118.0 million at March 31, 2008 from $97.1 million at March 31, 2007, while long-term debt increased by only $1.0 million period-to-period.

.

About Aristotle

The Aristotle Corporation, founded in 1986, and headquartered in Stamford, CT, is a leading manufacturer and global distributor of educational, health, medical technology and agricultural products. A selection of over 80,000 items is offered, primarily through more than 45 separate catalogs carrying the brand of Nasco (founded in 1941), as well as those bearing the brands of Life/Form®, Whirl-Pak®, Simulaids, Triarco, Spectrum Educational Supplies, Hubbard Scientific, Scott Resources, Haan Crafts, To-Sew, CPR Prompt®, Ginsberg Scientific, and Summit Learning. Products include educational materials and supplies for substantially all K-12 curricula, molded plastics, biological materials, medical simulators, health care products and items for the agricultural, senior care and food industries. Aristotle has approximately 900 full-time employees at its operations in Fort Atkinson, WI, Modesto, CA, Fort Collins, CO, Plymouth, MN, Saugerties, NY, Chippewa Falls, WI, Otterbein, IN and Newmarket, Ontario, Canada.

There are 17.9 million shares outstanding of Aristotle common stock (NASDAQ: ARTL) and 1.1 million shares outstanding of Series I preferred stock (NASDAQ: ARTLP); there are also 11.0 million privately-held shares outstanding of Series J preferred stock. Aristotle has about 4,000 stockholders of record.

Further information about Aristotle can be obtained on its website: *aristotlecorp.net.*

Safe Harbor under the Private Securities Litigation Reform Act of 1995

To the extent that any of the statements contained in this release are forward-looking, such statements are based on current expectations that involve a number of uncertainties and risks that could cause actual results to differ materially from those projected or suggested in such forward-looking statements. Aristotle cautions investors that there can be no assurance that actual results or business conditions will not differ materially from those projected or suggested in such forward-looking statements as a result of various factors, including, but not limited to, the following: (i) the ability of Aristotle to obtain financing and additional capital to fund its business strategy on acceptable terms, if at all; (ii) the ability of Aristotle on a timely basis to find, prudently negotiate and consummate additional acquisitions; (iii) the ability of Aristotle to manage any to-be acquired businesses; (iv) there is not an active trading market for the Company's securities, and the stock prices thereof are highly volatile, due in part to the relatively small percentage of the Company's securities which is not held by the Company's majority stockholder and members of the Company's Board of Directors and management; (v) the ability of Aristotle to retain its Federal net operating tax loss carryforward position and other deferred tax positions; and (vi) other factors identified in Item 1A, Risk Factors, contained in the Company's Annual Report on Form 10-K for the year ended December 31, 2007**.** As a result, Aristotle's future development efforts involve a high degree of risk. For further information, please see Aristotle's filings with the Securities and Exchange Commission, including its Forms 10-K, 10-K/A, 10-Q and 8-K.

THE ARISTOTLE CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and per share data)
(Unaudited)

| | | Three Months Ended March 31, | |
		2008	2007
Net sales	$	50,432	48,224
Cost of sales		30,536	29,261
Gross profit		19,896	18,963
Selling and administrative expense		11,826	11,627
Earnings from operations		8,070	7,336
Other income (expense):			
Interest expense		(288)	(326)
Other, net		232	351
		(56)	25
Earnings before income taxes		8,014	7,361
Income taxes:			
Current		2,328	1,523
Deferred		687	1,319
		3,015	2,842
Net earnings		4,999	4,519
Preferred dividends		2,156	2,159
Net earnings applicable to common stockholders	$	2,843	2,360
Earnings per common share:			
Basic	$	.16	.14
Diluted	$	.16	.13
Weighted average common shares outstanding:			
Basic		17,961,040	17,266,573
Diluted		17,973,632	17,536,665

THE ARISTOTLE CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands)

Assets		March 31, 2008	December 31, 2007	March 31, 2007
		(unaudited)		(unaudited)
Current assets:				
Cash and cash equivalents	$	4,514	5,604	2,013
Marketable securities		3,305	3,335	-
Investments		19,277	18,150	14,958
Accounts receivable, net		20,481	15,631	19,557
Inventories		44,156	42,297	39,609
Prepaid expenses and other		7,601	9,611	6,581
Deferred income taxes		1,910	2,484	2,774
Total current assets		101,244	97,112	85,492
Property, plant and equipment, net		28,193	27,476	26,357
Goodwill		14,338	14,476	13,890
Deferred income taxes		5,646	5,646	8,188
Investments		4,319	4,279	-
Other assets		518	446	311
Total assets	$	154,258	149,435	134,238
Liabilities and Stockholders' Equity				
Current liabilities:				
Current installments of long-term debt	$	302	305	288
Trade accounts payable		8,632	10,500	8,495
Accrued expenses		6,100	6,765	6,434
Accrued dividends payable		-	2,156	-
Total current liabilities		15,034	19,726	15,217
Long-term debt, less current installments		16,083	8,655	14,913
Long-term pension obligations		2,704	2,944	4,653
Other long-term accruals		2,439	2,429	2,397
Stockholders' equity:				
Preferred stock, Series I		6,489	6,489	6,601
Preferred stock, Series J		65,760	65,760	65,760
Common stock		180	179	173
Additional paid-in capital		7,674	7,580	3,294
Retained earnings		37,807	34,964	22,417
Accumulated other comprehensive loss		88	709	(1,187)
Total stockholders' equity		117,998	115,681	97,058
Total liabilities and stockholders' equity	$	154,258	149,435	134,238